Exhibit 99.1

NICE Actimize Named Best Suitability Product by the
WealthBriefing European Awards 2022

With its AI-powered financial crime and compliance solutions, NICE Actimize offers both surveillance and anti-money laundering solutions supporting the wealth management segment

Hoboken, N.J., April 4, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, was awarded the Best Suitability Product by WealthBriefing European Awards 2022 for its SURVEIL-X Suitability for Wealth and Insurance solution. Additionally, NICE Actimize also received the Highly Commended accolade for the Compliance category which also includes its industry-leading anti-money laundering capabilities. Sponsored by WealthBriefing, a publication of Clearview Financial Media and a leading global provider of business intelligence in the private banking and wealth management space, the awards program rewards achievement, top class performance, innovation, and a focus on the client experience.

NICE Actimize, which has successfully applied cloud, artificial intelligence, and advanced analytics to solving the Wealth Management market’s critical compliance and suitability needs, offers a full range of capabilities that include the industry’s broadest range of trade and communications surveillance solutions in support of wealth management firms, in addition to KYC/CDD, transaction monitoring and sanctions screening.

NICE Actimize’s award-winning SURVEIL-X Suitability for Wealth and Insurance is a comprehensive AI-powered surveillance and suitability solution that builds on the capabilities of NICE Actimize’s industry-leading SURVEIL-X Holistic Conduct Surveillance suite. Already adopted by leading global financial services organizations, SURVEIL-X combines communications surveillance, sales practices & suitability, and Regulation Best Interest (Reg BI) surveillance in a single, integrated cloud-native platform. Instrumental to its success, SURVEIL-X is a cloud native suite – providing easy onboarding and managed services, simple integrations with open API and industry-leading security protections.

A market leader in Anti-Money Laundering, NICE Actimize continues to make significant investments across its integrated AML suite, with a focus on further incorporating artificial intelligence into all coverage areas so customers achieve the true benefits of machine learning and intelligent automation which include better detection, more efficient operations, and reduced cost of compliance.

ClearView Financial Media’s CEO, and Publisher of WealthBriefing, Stephen Harris, said, “These awards were independently and expertly judged solely on the basis of entrants’ submissions and their response to a number of specific questions, which were answered by focusing on the client experience rather than purely quantitative performance metrics. These awards recognize the very best operators in European wealth management, with ‘independence,’ ‘integrity’ and ‘genuine insight’ the watchwords of the judging process - such that the awards truly reflect excellence in European wealth management.”

“Global momentum for suitability-focused regulatory frameworks has grown. NICE Actimize has  addressed this compliance challenge by automating oversight and supervision of sales practices to reduce the risk exposure faced by financial services organizations,” said Chris Wooten, EVP, NICE. “Our financial markets compliance solutions reduce resource drain, while insulating firms from regulatory breaches, fines and reputational damage.”

The SURVEIL-X Suitability capabilities include complete data coverage, advanced detection scenarios, predictive analytics, self-development & tuning, intelligent investigations, dashboards & visualization, and automated insights.
•	For more information on NICE Actimize’s SURVEIL-X solutions, please click here.
•	For more information on NICE Actimize’s anti-money laundering solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.